UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 22, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: August 22, 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D AND FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2007
Given to ASX under Listing Rule 4.2A
This report should be read in conjunction with the 2006 Annual Report lodged with the ASX on 20 March 2007 and the Second Quarter Production Report released on 26 July 2007. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 6 months to June 2007 compared with the 6 months to June 2006.
Wednesday, 22 August 2007
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D 22 AUGUST 2007	3

DIRECTORS’ REPORT	5

AUDITOR’S INDEPENDENCE DECLARATION	8

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT	9

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET	10

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	11

CONDENSED CONSOLIDATED INTERIM CASHFLOW STATEMENT	12

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT	13

DIRECTORS’ DECLARATION	26

INDEPENDENT REVIEW REPORT	27
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D	22 August 2007
(Rule 4.2A.3)
HALF YEAR REPORT
FOR THE HALF-YEAR ENDED 30 JUNE 2007
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period:	6 months ended 30 June 2007
Previous corresponding reporting period:	6 months ended 30 June 2006
Note: dollar figures refer to US dollars.

			30 June 2007
(All comparisons to half-year ended 30 June 2006)			US$m
Revenue from ordinary activities	up	32.4%	to 235.3

Profit from ordinary activities after tax attributable to members	down	329.3%	to (53.1)

Net profit for the period attributable to members	down	329.3%	to (53.1)
Explanation of results
The operating profit before tax of $94.7 million was 45% higher than for the corresponding period last year. This result reflects a sharp improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels.
The previously announced one-off loss on early repayment of the gold loan ($83 million after tax) and losses on the now closed out gold hedge book ($33 million after tax) were the main factors which reduced the bottom line result to a loss after tax of $53.1 million.
See also the review of operations in the Directors’ Report attached and the release to the market today by the Company.
Dividends The Company has not proposed to pay any dividends.

	30 June 2007	30 June 2006
Net tangible assets per share (US cents)	97.5	49.1
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Details of entities over which control has been gained during the current reporting period:

Ballarat Goldfields NL	(incorporated in Australia)	26 February 2007
New Resources Pty Ltd	(incorporated in Australia)	26 February 2007
Berringa New Resources Pty Ltd	(incorporated in Australia)	26 February 2007
Ballarat West Goldfields Pty Ltd	(incorporated in Australia)	26 February 2007
Corpique (no. 21) Pty Ltd	(incorporated in Australia)	26 February 2007
These entities have not made a significant contribution to the loss during the current reporting period. Certain transaction costs incurred by the Company in acquiring these entities have been included in the result for the half year ended 30 June 2007.
All entities in the group have used International Financial Reporting Standards in compiling the report.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DIRECTORS’ REPORT
The Directors’ submit their report on the consolidated entity consisting of Lihir Gold Limited and its controlled entities at the end of or during the six month period ended 30 June 2007 (referred to as “the half-year”).
Directors
The names of the directors in office at any time during the half-year and up to the date of this report are:
Dr Ross Garnaut (Chairman)
Mr Arthur Hood (Managing Director and Chief Executive Officer)
Mr Geoff Loudon (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Mrs Winifred Kamit (Non-Executive Director)
Mr Bruce Brook (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Each was a director during the whole of the half-year except for Mr Maitland and Dr Etheridge who were appointed 20 March 2007.
Review of operations for the half-year
Record gold production and higher realised gold prices have enabled Lihir Gold Ltd (LGL) to report a 45 percent increase in operating profit to $94.7 million for the six months to June 2007 compared with the June half last year.
The result reflects a sharp improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels.
The half year included a major financial restructuring of the company through an A$1.2 billion ($989 million) capital raising, providing funds for a variety of purposes, including the close-out of the company’s hedge book and the early repayment of a 480,000 oz gold loan, leaving the company in a very strong financial position and fully leveraged to the gold price.
These transactions led to a number of one-off costs in the period, in particular a $117.9 million pre-tax loss on the early repayment of the gold loan. These costs contributed to a reduction in the bottom line result to a net loss of $53.1 million. In the absence of the loss on repayment of the gold loan, the result would have been a profit of $29.4 million, compared with $23.1 million in the first half of 2006.
Revised results format
The income statement has been presented in a revised format in this report. This follows the completion of the merger with Ballarat Goldfields in the first quarter and the financial restructuring in the second quarter. The results format is intended to reflect the new structure of the company and provides a clearer focus on the financial performance of the operations, before the non-cash impact of closed out hedges is brought to account.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Production and financial results overview
Gold production for the half year was a record 375,730 ounces, 27% higher than the June half 2006, with production benefiting from strong operational performance and improved efficiency.
Material movements totalled 30.5 million tonnes in the half, which is only the second time in the history of the operation that tonnages have exceeded 30 million tonnes in a six month period – the previous occasion being the December half of 2006. Gold grade improved significantly, rising from 5.17 grams per tonne to 5.75 grams per tonne as mining operations moved into higher grade ore blocks. Autoclave throughputs continued to run at close to record levels over the period, at 2.3 million tonnes, and averaged 218 tonnes per operating hour for the month of June – an all time high processing rate.
The key features of the financial results were as follows:
•	Revenues for the half year rose by 32% to a record $235.3 million, driven by a combination of higher production and rising gold prices.

•	Cost of sales totalled $126.3 million, up 21% from the prior June half, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel. Unit cost of sales were contained by higher volumes.

•	Mine operating earnings improved strongly in the half, rising 48% to $109.0 million. After corporate costs and exploration expenses, total operating profit increased 45% to $94.7 million.

•	The early repayment of the gold loan in the period resulted in a one-off loss of $117.9 million before tax. When coupled with losses on the now closed out gold hedge book and other income and expenses, this took the total pre-tax result to a loss of $74.6 million. After tax, the net result was a loss of $53.1 million.
Operating cash flows for the half year were $49.8 million, 13% higher than the prior June half and up significantly from the six months to December 2006. Capital expenditure totalled $108.1 million, including $86.9 million at Lihir Island and $21.2 million at Ballarat.
Dividends
No dividends or distributions have been declared or paid to members during the period. The directors have resolved that no dividend be paid at this time.
Auditor’s independence declaration
An independence declaration from the auditors PricewaterhouseCoopers has been obtained and is attached at page 8 of this report.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Rounding of amounts
Amounts included in this director’s report and the financial report have been rounded to the nearest US$100,000 unless otherwise indicated.
This report is made in accordance with a resolution of the directors.
Signed and dated

/s/ Ross Garnaut Ross Garnaut	/s/ Arthur Hood Arthur Hood
Chairman	Managing Director

22 August 2007
Report for the half year ended 30 June 2007

PricewaterhouseCoopers ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Auditor’s Independence Declaration	www.pwc.com/au Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
As lead auditor for the review of Lihir Gold Limited for the half year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Lihir Gold Limited and the entities it controlled during the period.

/s/ Robert Hubbard
Robert Hubbard	Brisbane
Partner	22 August 2007
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE HALF-YEAR ENDED 30 JUNE 2007

		Half year ended	Half year ended
		30 June 2007	30 June 2006
	Note	US$m	US$m
Revenue	3a	235.3	177.7
Cost of sales	3b	(126.3)	(104.2)

Mine operating earnings		109.0	73.5

Corporate expense		(11.4)	(4.9)
Exploration expense		(2.9)	(3.1)

Operating profit		94.7	65.5

Other income / (expense)
Hedging loss	3c	(47.3)	(30.4)
Investment income / (loss)	3d	3.9	2.9
Finance cost	3e	(125.9)	(2.7)

Profit / (loss) before tax		(74.6)	35.3

Income tax benefit / (expense)		21.5	(12.2)

Net profit / (loss) after tax		(53.1)	23.1

		UScents	UScents
Earnings per share
Basic (cents/share)		(2.8)	1.8
Diluted (cents/share)		(2.8)	1.8
The above condensed consolidated interim income statement should be read in conjunction with the accompanying notes.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2007

			As at	As at
			30 June 2007	31 December 2006
	Note		US$m	US$m
ASSETS
Current assets
Cash and cash equivalents			218.1	47.0
Receivables			19.5	4.7
Inventories	6		95.2	75.3
Derivative financial instruments	7		—	0.3
Other current assets			—	5.5

Total current assets			332.8	132.8
Non-current assets
Receivables			0.4	0.4
Inventories	6		154.6	141.7
Derivative financial instruments	7		—	2.4
Deferred mining costs			174.8	148.4
Property, plant & equipment			1,439.9	951.2
Intangibles	10	(c)	46.3	—
Available for sale financial asset			—	33.0
Deferred income tax asset			118.3	86.2

Total non-current assets			1,934.3	1,363.3

Total assets			2,267.1	1,496.1

LIABILITIES
Current liabilities
Accounts payable & accrued liabilities			72.4	46.6
Provisions			9.0	6.4
Borrowings	8		0.3	62.5
Derivative financial instruments	7		—	61.6
Income taxes payable			0.8	0.3

Total current liabilities			82.5	177.4
Non-current liabilities
Provisions			17.0	14.3
Borrowings	8		0.8	218.6
Derivative financial instruments	7		—	273.9
Deferred income tax liability			89.3	—

Total non-current liabilities			107.1	506.8

Total liabilities			189.6	684.2

SHAREHOLDERS’ EQUITY
Share capital	9		2,320.4	1,027.1
Reserves			(225.3)	(250.7)
Accumulated profits / (losses)			(17.6)	35.5

Total shareholders’ equity			2,077.5	811.9

Total liabilities and shareholders’ equity			2,267.1	1,496.1

The above condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 30 JUNE 2007

		Half year
		ended	Half year ended
		30 June 2007	30 June 2006
	Note	US$m	US$m
Total equity at the beginning of the financial year		811.9	783.5
Issue of shares — rights issue/placement (net of transaction costs)	9	976.8	—
Issue of shares — on acquisition of Ballarat	9	316.5	—
Profit/(loss) for the half-year		(53.1)	23.1
Transfer of hedge losses to the income statement (net of tax)		33.1	21.2
Other movements in hedging reserve (net of tax)		(33.9)	(66.9)
Changes in share based payment reserve (net of tax)		0.3	—
Exchange difference on translation of foreign operations		25.9	—

Total equity at the end of the half-year		2,077.5	760.9

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM CASHFLOW STATEMENT
FOR THE HALF-YEAR ENDED 30 JUNE 2007

			Half year ended	Half year ended
			30 June 2007	30 June 2006
	Note		US$m	US$m
Cash flows from operating activities
Receipts from operating activities			210.8	158.9
Payments arising from operating activities			(157.6)	(114.4)
Interest received			4.6	1.0
Interest and finance charges			(8.0)	(1.6)

Net cash flow from operating activities			49.8	43.9

Cash flows from investing activities
Purchase of property plant and equipment			(108.1)	(89.5)
Proceeds from disposal of fixed assets			—	0.1
Acquisition of subsidiary net of cash acquired	10	(b)	20.0	—

Net cash flow from investing activities			(88.1)	(89.4)

Cash flows from financing activities
Drawdown of secured debt	8	(b)	22.4	—
Repayment of secured debt	8	(b)	(88.0)	—
Repayment of gold loan	8	(a)	(333.4)	—
Proceeds of equity issue	9		989.0	—
Underwriting expenses	9		(12.2)	—
Purchase of gold to close out hedge book	7		(648.4)	—
Receipts on close out of hedge book	7		280.0	—

Net cash flow from financing activities			209.4	—

Net (decrease) / increase in cash held			171.1	(45.5)
Cash and cash equivalents at the beginning of the year			47.0	127.8

Cash and cash equivalents at end of half-year	4		218.1	82.3

The above condensed consolidated interim cash flow statement should be read in conjunction with the accompanying notes.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT
NOTE 1: Summary of significant accounting policies
(a) Basis of preparation
Lihir Gold Limited (“the Company”) is a company domiciled in Papua New Guinea. The condensed consolidated interim financial report of the Company for the half-year ended 30 June 2007 includes the Company and its controlled entities, together referred to as the Group. This financial report for the interim half-year reporting period ended 30 June 2007 has been prepared in accordance with the reporting requirements of the Australian Stock Exchange Listing Rules and International Accounting Standard IAS 34: “Interim Financial Reporting”.
This interim financial report does not include all disclosures of the type normally found within the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 together with any public announcements made by Lihir Gold Limited during the half-year ended 30 June 2007 in accordance with the continuous disclosure obligations of the ASX listing rules.
Except for those set out below, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
The interim financial report complies with current accounting standards, which consist of International Financial Reporting Standards (IFRS) as it relates to interim reports.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions that affect the reported assets, liabilities, revenues and expenses. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that such estimates are reliably measured, actual amounts may differ from those estimated.
(b) Changes in accounting policies and new accounting standards
During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged (refer to Note 7). To reflect the economic consequences of this revised gold hedging policy the Company has changed its accounting policy in relation to the presentation and disclosure of hedging gains and losses in the income statement. These gains and losses are now excluded from revenue and are reflected as a separate item in the income statement. The Company has also determined that a change to the presentation of the income statement, whereby costs are now classified according to function, provides a more meaningful presentation of the financial statements.
Apart from the change to the presentation of the income statement and changes in accounting policy noted below, the accounting policies and methods of computation are the same as those in the most recent annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 1: Summary of significant accounting policies (cont.)
Since 1 January 2007 the Group has adopted the following Standards and Interpretations, for annual periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

			Application		Application
Refer-			date of	Impact on Group financial	date for
ence	Title	Summary	standard	report	Group

IFRS 8	Operating Segments	New standard	1 January 2009	IFRS 8 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Group’s financial statements, but does result in changes to the segment reporting disclosures included in the Group’s financial report. (Refer to Note 2)	1 January 2007

IFRS 7	Financial Instruments: Disclosures	New standard replacing the disclosure requirements	1 January 2007	IFRS 7 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Group’s financial statements, but does result in changes to the financial instrument disclosures included in the Group’s annual report.	1 January 2007

IAS 1	Presentation of Financial Statements	Added disclosures about an entity’s capital	1 January 2007	IAS 1 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Group’s financial statements, but may result in changes to capital disclosures included in the Group’s annual report.	1 January 2007
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 2: Segment reporting
(a) Identification of reportable segments
The Group has identified its reportable operating segments based on the internal reports that are reviewed and used by the managing director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the condensed interim income statement includes mine operating earnings as a measure of this operational performance.
The reportable operating segments are based on geographical locations as this is the source of the Group’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these groups is reported to the managing director and his management team on at least a monthly basis. In prior reporting, the geographical segments were based on where the customers were located, however the Group has now changed its geographical segment reporting to be based on where the mine assets are located and managed.
Prior to this reporting period the majority of Group assets were located in one geographic location, Papua New Guinea. During the current reporting period all the assets of Ballarat Goldfields NL were acquired in Australia by the Group so a second reportable geographic segment arose this half-year for the first time.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
(b) Types of products
The Group operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver.
(c) Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue

•	Finance costs

•	Hedging gains or losses

•	Income taxes

•	Corporate expenses
So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:
•	Cash and cash equivalents

•	Current and deferred tax balances

•	Interest bearing loans and borrowings

•	Derivative financial instruments

•	Assets and liabilities of the corporate office
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 2: Segment reporting (cont.)
Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties.
(d) Reporting by geographical segments
Half year ended 30 June 2007

	Papua New
	Guinea	Australia	Unallocated	Total Group
	US$m	US$m	US$m	US$m
Revenue from external customers	235.3			235.3
Depreciation and amortisation	(20.4)			(20.4)
Cost of sales (excluding depreciation and amortisation)	(105.9)			(105.9)

Mine operating earnings	109.0	—	—	109.0

Corporate expense			(11.4)	(11.4)
Exploration expense	(2.9)			(2.9)

Operating profit / (loss)	106.1	—	(11.4)	94.7

Hedging loss			(47.3)	(47.3)
Investment income			3.9	3.9
Finance cost			(125.9)	(125.9)

Profit / (loss) before income tax	106.1	—	(180.7)	(74.6)
Income tax expense			21.5	21.5

Net profit / (loss) after tax	106.1	—	(159.2)	(53.1)

Half year ended 30 June 2006

	Papua New
	Guinea	Australia	Unallocated	Total Group
	US$ m	US$m	US$m	US$m
Revenue from external customers	177.7			177.7
Depreciation and amortisation	(16.8)			(16.8)
Cost of sales (excluding depreciation and amortisation)	(87.4)			(87.4)

Mine operating earnings	73.5	—	—	73.5

Corporate expense			(4.9)	(4.9)
Exploration expense	(3.1)			(3.1)

Operating profit / (loss)	70.4	—	(4.9)	65.5

Hedging loss			(30.4)	(30.4)
Investment income			2.9	2.9
Finance cost			(2.7)	(2.7)

Profit / (loss) before income tax	70.4	—	(35.1)	35.3
Income tax expense			(12.2)	(12.2)

Net profit / (loss) after tax	70.4	—	(47.3)	23.1

Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 2: Segment reporting (cont.)

	Papua
	New			Total
	Guinea	Australia	Unallocated	Group
	US$m	US$m	US$m	US$m
As at 30 June 2007
Assets and liabilities
Segment assets	1,510.8	420.0	336.3	2,267.1
Segment liabilities	92.5	5.8	91.3	189.6

As at 31 December 2006
Assets and liabilities
Segment assets	1,292.7	33.0	135.9	1,496.1
Segment liabilities	348.6	—	335.6	684.2
(e) Major customers
The Group does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Group.
The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

	Half year ended
	30 June 2007	Segment reporting
Customer	US$m	revenue

1	48.0	Papua New Guinea
2	34.9	Papua New Guinea
3	25.3	Papua New Guinea
4	22.5	Papua New Guinea
5	21.9	Papua New Guinea

	Half year ended
	30 June 2006	Segment reporting
Customer	US$m	revenue

1	27.0	Papua New Guinea
2	24.3	Papua New Guinea
3	23.8	Papua New Guinea
4	22.4	Papua New Guinea
5	21.7	Papua New Guinea
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 3: Income and expenses

	Half Year Ended	Half Year Ended 30
	30 June 2007	June 2006
	US$m	US$m
a) Revenue
Gold sales	234.1	177.5
Other revenue	1.2	0.2

	235.3	177.7

b) Cost of Sales
Operating costs	(141.0)	(111.2)
Royalties, levies & production taxes	(5.8)	(5.5)
Refining costs	(0.3)	(0.2)
Depreciation & amortisation	(20.4)	(16.8)
Deferred mining costs	26.4	38.2
Changes in inventories	20.8	(9.3)
* Foreign exchange gain / (loss)	(6.0)	0.6

	(126.3)	(104.2)

* Exchange differences arising on employee provisions and other monetary items

c) Hedging loss
Cash hedging loss	(21.3)	(20.5)
Non cash hedging loss	(26.0)	(9.9)

	(47.3)	(30.4)

d) Investment Income
Interest income	4.6	1.0
Gold lease rate fees	0.3	1.7
Fixed asset disposal gain / (loss)	(1.1)	0.1
Other	0.1	0.1

	3.9	2.9

e) Finance Costs
Loss on repayment of gold loan	(117.9)	—
Interest expense on debt facilities	(4.8)	(2.4)
Other interest & financing	(3.2)	(0.3)

	(125.9)	(2.7)

Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 4: Cash and cash equivalents

	As at	As at
	30 June 2007	30 June 2006
	US$m	US$m
For the purpose of the half-year condensed cash flow statement, cash and cash equivalents are comprised of the following:

Cash at bank and on hand	110.8	11.0
Short term deposits with financial institutions	107.3	71.3

	218.1	82.3

NOTE 5: Dividend paid or proposed
No dividends have been paid or proposed.
NOTE 6: Inventory

	As at	As at
	30 June 2007	31 December 2006
	US$m	US$m
Current
Stores	60.3	47.6
Provision obsolete stock	(6.5)	(6.1)

	53.8	41.5

Ore stockpiles	29.9	26.9
Other work in progress	3.3	2.1
Finished product	8.2	4.8

	95.2	75.3

Non-current
Ore stockpiles	154.6	141.7

	154.6	141.7

Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 7: Derivative financial instruments

	As at	As at
	30 June 2007	31 December 2006
	US$m	US$m

Current assets
- Forward contracts	—	0.3

	—	0.3

Non-current assets
- Forward contracts	—	2.4

	—	2.4

Current liabilities
- Forward contracts	—	36.0
- Call options sold	—	25.6

	—	61.6

Non-current liabilities
- Forward contracts	—	251.7
- Call options sold	—	22.2

	—	273.9

(a) Hedge book close out
During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To give effect to this revised gold hedging policy, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the company’s gold hedging positions. All of the gold hedging positions were closed out before balance date. The company received cash receipts from the counterparties to the hedge contracts and settled the respective liabilities in gold. Accordingly, the balances of the asset and liability derivative accounts are now recorded at zero.
(b) Financial impact
Losses of $368.4m crystallised upon settlement of the contracts. These losses represent differences between the spot price at which the delivered gold was purchased, and the respective contract values upon settlement. These losses were recorded within the hedging reserve in equity.
Together with pre-existing net deferred hedging losses, these losses will be released from the hedging reserve to the income statement at the designation dates specified by their original contracts which were aligned to the Company’s gold production and sales schedule and which remain in existence and unchanged by the hedge book closure.
As at 30 June 2007, the hedging reserve balance is the after-tax effect of $366.8m in losses comprising $368.4m less the release of $11.8m of these losses to the income statement since the 2007 hedge book closure and $10.2m from prior hedge book restructures and closures.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 7: Derivative financial instruments (cont.)
The following table sets out the timing for the release of these non-cash hedging losses to the income statement in future periods:

	Half year	Half year
	ending	ending
Designation	30 June	31 December	Total
Year	US$m	US$m	US$m

2007		49.9	49.9
2008	44.0	32.7	76.7
2009	55.3	47.0	102.3
2010	40.9	41.0	81.9
2011	41.3	2.9	44.2
2012	2.9	2.9	5.8
2013	3.0	3.0	6.0

	187.4	179.4	366.8

NOTE 8: Borrowings and finance facilities

	As at	As at
	30 June 2007	31 December 2006
	(US$m)	(US$m)
Current
Project financing facility — gold loan	—	26.9
Ballarat Goldfields facility	—	35.6
Other borrowings	0.3	—

	0.3	62.5

Non-current
Project financing facility — gold loan	—	188.6
Project financing facility — revolving credit facility	—	30.0
Other borrowings	0.8	—

	0.8	218.6

Project financing facility
During the half-year, the project financing facility was fully paid out. The facility consisted of a revolving credit facility and a gold loan.
(a) Repayment of gold loan
A 480,000 ounce gold loan facility was fully drawn down on 15 September 2005 generating funds of $215.5m at the draw down price of $449/ounce.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 8: Borrowings and finance facilities (cont.)
In compliance with IAS 39, the gold loan was accounted for as borrowings on an historical cost basis. Although the gold loan contained an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allowed the Company to account for the loan on an historical cost basis because subsequent repayment was to be by physical delivery of mined gold.
The Company settled the borrowings by purchasing the majority of the gold on market instead of by using gold from mine production; a minor quantity came from production. For accounting purposes a loss was crystallised upon entering into the spot deferred purchase of gold designated to repay the borrowings. The loss of $117.9m was recorded in the income statement as a finance cost.
(b) Repayment of revolving credit facility
During the period the Company drew down a further $20m of the revolving credit facility, drawing it to $50m. On 29 May 2007 an amount of $50m was repaid to fully settle and terminate the revolving credit facility.
Ballarat Goldfields Facility
During the period a further A$3.0m ($2.4m) was drawn down on the Ballarat Goldfields facility. An amount of $38.0m was paid to fully settle the facility by 30 April 2007.
NOTE 9: Share capital

	Half year ended	Full year ended
	30 June 2007	31 December 2006
	US$m	US$m
(a) Issued and paid up capital
Ordinary shares
Opening balance	1,027.1	1,027.5
New issues — Ballarat acquisition	316.5	—
New issues — capital raising	989.0	—
Less: Transaction costs	(12.2)	—
Shares reclassified as treasury shares	—	(0.4)

Closing balance	2,320.4	1,027.1

	Half year ended	Full year ended
	30 June 2007	31 December 2006
	Number of shares	Number of shares
	‘000	‘000
(b) Issued and paid up capital
Opening balance	1,284,049	1,284,225
New issues — capital raising	508,277	—
New issues — Ballarat acquisition	111,996	—
Shares reclassified as treasury shares	—	(176)

Closing balance	1,904,322	1,284,049

Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 9: Share capital (cont.)
Ballarat acquisition
On the 8 March 2007 and under the Scheme of Arrangement for the merger with Ballarat Goldfields NL, see Note 10, the Company issued 112.0m shares with a value of $316.5m to Ballarat shareholders. The Ballarat shareholders received five Lihir Gold Limited shares for every 54 Ballarat shares held.
Capital raising
On the 17 April, 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors. As a result, 508.3m new shares were issued, resulting in cash proceeds of $989.0m. The purpose of the equity raising was to close out the Company’s gold hedge contracts, repay the 480,000 ounce gold loan, repay effectively all of the Company’s other secured debt facilities and provide funding for future developments including capital expenditure to complete the Ballarat East project.
NOTE 10: Business combination
(a) Summary of acquisition
On 26 February 2007, the Company acquired Ballarat Goldfields NL. Ballarat Goldfields has four wholly-owned subsidiary companies: New Resources Pty Ltd., Berringa Resources Pty Ltd., Ballarat West Goldfields Pty Ltd. and Corpique (No. 21) Pty Ltd. All companies are incorporated in Australia.
Under the Scheme of Arrangement for the merger, Ballarat shareholders received five Lihir shares for every 54 Ballarat shares held. Lihir shares issued were valued at the closing price on the date of acquisition.
If the acquisition had occurred on 1 January 2007, consolidated revenue and consolidated loss for the half year ended 30 June 2007 would have been $235.3m and US$53.1m respectively. These amounts have been calculated using the Group’s accounting policies.
The Company has provisionally determined the acquisition accounting with work continuing to finalise the valuation of and accounting for the assets.
Provisional details of the fair value of the assets and liabilities acquired are as follows:

US$m
Purchase consideration
Shares issued	316.5
Cash paid – prior year	33.0
Direct costs relating to the acquisition	3.5

353.0
Fair value of net identifiable net assets	353.0

—

Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 10: Business combination (cont.)
(b) Reconciliation to cash flow

	Half year ended	Half year ended
	30 June 2007	30 June 2006
	US$m	US$m
Acquisition of subsidiary net of cash acquired:
Cash consideration	2.6	—
Less: cash balances acquired	22.6	—

Net outflow/(inflow) of cash	(20.0)	—

Cash consideration is direct costs relating to the acquisition paid during the period.
(c) Assets and liabilities acquired

	Acquiree’s
	carrying amount	Fair value
	US$m	US$m
Cash and cash equivalents	22.6	22.6
Receivables	0.7	0.7
Inventory	0.4	0.4
Prepayments	0.1	0.1
Property, plant and equipment	27.2	27.2
Intangibles — exploration rights, mining information and forestry licence	1.0	46.3
Development property — mining tenements	0.0	345.2
Accounts payable	(3.9)	(3.9)
Borrowings	(1.1)	(1.1)
Provisions	(0.8)	(0.8)
Net deferred tax liability	0.0	(83.7)

Net assets	46.2	353.0

NOTE 11: Contingent liabilities
A wholly-owned subsidiary, Niugini Mining Limited (“NML”), has been subject to claims originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The original claim was dismissed in July 2006 and the claimants’ appeal against that decision was dismissed by the Supreme Court of PNG in June 2007. The claimants brought a fresh claim in the National Court containing the same allegations and cause of action as in the claim dismissed in July 2006. NML has filed a defence in the National Court and an application to have the claim dismissed on the basis of being statute-barred. NML intends to defend the claim vigorously.
Report for the half year ended 30 June 2007

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 11: Contingent liabilities (cont.)
A wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited (“NMAL”), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd (“ARPL”) dated 20 January 2000 under which NMAL sold certain tenements and leases to ARPL with the agreement subsequently being terminated by NMAL. The Claim is being brought by Mr Roderick Salfinger, a former director of ARPL (which is now deregistered).
Ballarat Goldifelds bankers have guaranteed $0.9m (2006: nil) in the event that the Company is called upon to rehabilitate any of the entity’s exploration sites. The guarantee is secured against cash deposits, land and buildings.
NOTE 12: Capital expenditure commitments

	Half year ended	Full year ended
	30 June 2007	31 December 2006
	US$m	US$m
Capital expenditure commitments contracted for:

- payable not later than one year	43.4	68.3

	43.4	68.3

The major items of capital commitment are:
As at 30 June 2007: flotation plant ($8.2m), geothermal wells ($14.7m), drill rigs ($10.3m) and Kapit North stockpile development ($6.6m).
As at 31 December 2006: flotation plant ($43.7 million), 20MW geothermal power station ($5.4 million), blast hole drill rigs ($5.1 million), oxygen plant motor ($2.4 million) and dewatering equipment ($1.2 million).
Report for the half year ended 30 June 2007

\

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DIRECTORS’ DECLARATION
In the Directors’ opinion:
(a) the attached financial statements and notes thereto of the consolidated entity:
(i)	give a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and its performance for the half-year ended on that date; and

(ii)	comply with International Financial Reporting Standards; and

(iii)	comply with the reporting requirements of the Australian Stock Exchange Listing Rules; and
(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due or payable.
This declaration is signed on behalf and in accordance with a resolution of the Board of Directors.

/s/ Ross Garnaut	/s/ Arthur Hood

Ross Garnaut	Arthur Hood
Chairman	Chief Executive Officer

22 August 2007
Report for the half year ended 30 June 2007

PricewaterhouseCoopers	PricewaterhouseCoopers
ABN 52 780 433 757	ABN 52 780 433 757

Riverside Centre	6th Floor Credit House
123 Eagle Street	Cuthbertson Street
BRISBANE QLD 4000	PO Box 484
GPO Box 150	PORT MORESBY
BRISBANE QLD 4001	PAPUA NEW GUINEA
DX 77 Brisbane	Website: www.pwc.com.pg
Australia	Telephone +61 2 8266 0000
www.pwc.com/au	Facsimile +61 2 8266 9999
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
INDEPENDENT AUDITOR’S REVIEW REPORT to the members of Lihir
Gold Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Lihir Gold Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises both Lihir Gold Limited (the company) and the entities it controlled during that half-year.
Directors’ Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with the International Financial Reporting Standards (including the Interpretations of the International Financial Reporting Interpretations Committee) and the Australian Stock Exchange (ASX) Listing Rules. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with International Standard on Review Engagements ISRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the ASX Listing Rules including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with International Accounting Standard IAS 34 Interim Financial Reporting and the ASX Listing Rules. As the auditor of Lihir Gold Limited, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Liability limited by a scheme approved under Professional Standards Legislation

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of Lihir Gold Limited (the Company) for the half-year ended 30 June 2007 included on Lihir Gold Limited’s web site. The company’s directors are responsible for the integrity of the Lihir Gold Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the ASX Listing Rules and the PNG Companies Act 1997.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Lihir Gold Limited is not in accordance with the ASX Listing Rules including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and
(b) complying with Accounting Standard IAS 134 Interim Financial Reporting.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Robert Hubbard
Robert Hubbard	Brisbane
Partner	22 August 2007

/s/ Brett Entwistle
Brett Entwistle	Port Moresby
Partner	22 August 2007